UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:

Guardian Variable Products Trust

Address of Principal Business Office (No. & Street, City, State, Zip Code):

7 Hanover Square

New York, New York 10004

Telephone Number (including area code):

212-598-8000

Name and address of agent for service of process:

Richard T. Potter

Senior Vice President, Counsel and Assistant Corporate Secretary

Guardian Variable Products Trust

7 Hanover Square

New York, New York 10004

CHECK APPROPRIATE BOX:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:    YES  ☒    NO

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this Notification of Registration to be duly signed on its behalf in the City of New York, in the State of New York on the 15th day of March, 2016.

Guardian Variable Products Trust
By:	/s/ Michael B. Cefole
Michael B. Cefole
Trustee

Attest:
/s/ Kathleen M. Moynihan
Kathleen M. Moynihan
Witness